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SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 22 2005 DIVISION OF MARKET REGULATION

ANNUAL ~~AUDITED~~ REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8-51212

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Energy Spectrum Advisors Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5956 Sherry Lane, Suite 900
(No. and Street)

Dallas	TX	75225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas O. Whitener, Jr. President 214-987-6100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLP
(Name – *if individual, state last, first, middle name*)

14755 Preston Rd., Ste. 320	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas O. Whitener, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Energy Spectrum Advisors Inc, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Feb 21, 2005

Oath or Affirmation

We, Thomas O. Whitener, Jr. and Sidney L. Tassin, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedule pertaining to the firm of Energy Spectrum Advisors Inc (the "Company") as of December 31, 2004, are true and correct. We further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Thomas Whitener

Thomas O. Whitener, Jr.
Chairman, President and Managing Director

Sidney L. Tassin

Sidney L. Tassin
Vice-President, Secretary and Director

Subscribed and sworn to before me
this 21 day of February 2005.

Jennifer Fleenor

Notary Public

JENNIFER FLEENOR
Notary Public, State of Texas
My Commission Expires
November 02, 2008

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

ENERGY SPECTRUM ADVISORS INC
(A Texas Corporation)

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2004 AND 2003

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

January 13, 2005

The Shareholder
Energy Spectrum Advisors Inc

We have audited the accompanying statements of financial condition of Energy Spectrum Advisors Inc (a Texas Corporation) (the "Company") as of December 31, 2004 and 2003 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (the "Act"). These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein & Associates LLP
Certified Public Accountants

14755 Preston Road, Suite 320
Dallas, Texas 75254
Phone 972-458-2296
Fax 972-788-4943
www.heincpa.com

ENERGY SPECTRUM ADVISORS INC
(A Texas Corporation)

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31, 2004	DECEMBER 31, 2003
CASH	$ 2,274,920	$ 32,902
ACCOUNTS RECEIVABLE	34,221	7,337
PREPAID AND OTHER	23,180	12,000
DUE FROM AFFILIATE	7,457	7,457
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $74,394 and $73,650, respectively	500	1,244
Total assets	$ 2,340,278	$ 60,940

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
CONSULTING FEES PAYABLE TO PARENT	$ 2,199,980	$ -
DEFERRED TAX LIABILITY	17,583	790
STOCKHOLDER'S EQUITY:		
Common stock	350	350
Additional paid-in capital	184,975	184,975
Accumulated deficit	(62,610)	(125,175)
Total stockholder's equity	122,715	60,150
Total liabilities and stockholder's equity	$ 2,340,278	$ 60,940

See accompanying notes to these financial statements.

ENERGY SPECTRUM ADVISORS INC
(A Texas Corporation)

STATEMENTS OF INCOME

	For the Years Ended December 31, 2004	For the Years Ended December 31, 2003
INCOME:		
Transaction fees	$ 3,276,308	$ 1,100,000
Advisory fees	421,125	1,624,625
Interest income	6,864	3,859
Total income	3,704,297	2,728,484
EXPENSES:		
Consulting fees paid to parent	3,581,809	2,667,148
Business development and operating costs	42,386	54,825
Depreciation and amortization	744	1,240
Total expenses	3,624,939	2,723,213
Net income before income taxes	79,358	5,271
INCOME TAXES	16,793	790
Net income	$ 62,565	$ 4,481

See accompanying notes to these financial statements.

ENERGY SPECTRUM ADVISORS INC
(A Texas Corporation)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
BALANCE, January 1, 2003	$ 350	$ 184,975	$ (129,656)	$ 55,669
Net income	-	-	4,481	4,481
BALANCE, December 31, 2003	350	184,975	(125,175)	60,150
Net income	-	-	62,565	62,565
BALANCE, December 31, 2004	$ 350	$ 184,975	$ (62,610)	$ 122,715

See accompanying notes to these financial statements.

ENERGY SPECTRUM ADVISORS INC
(A Texas Corporation)

STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31, 2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 62,565	$ 4,481
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	744	1,240
(Increase) decrease in accounts receivable	(26,884)	14,223
Increase in prepaid and other	(11,180)	(12,000)
Increase (decrease) in payables and accrued liabilities	2,199,980	(866,688)
Increase in deferred income taxes	16,793	790
Net cash provided by (used in) operating activities	2,179,453	(862,435)
Net change in cash	2,242,018	(857,954)
CASH, beginning of year	32,902	890,856
CASH, end of year	$ 2,274,920	$ 32,902
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Income taxes	$ -	$ -

See accompanying notes to these financial statements.

ENERGY SPECTRUM ADVISORS INC
(A Texas Corporation)

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Energy Spectrum Advisors Inc (the "Company") was organized as a Texas corporation on October 7, 1997. The Company is a wholly owned subsidiary of Energy Spectrum Securities Corporation ("ESSC") and was formed to provide investment banking and financial advisory services primarily to operating entities and sophisticated institutional investors in the oil and gas industry.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements are presented on the accrual basis of accounting and present the results of operations of the Company for the years ended December 31, 2004 and 2003.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash represents money market funds held by the Company for general operating purposes.

Accounts Receivable
Accounts receivable represents amounts due from clients for expenses incurred in connection with advisory services. Reimbursable expenses are dictated as to types of expenses and maximum reimbursements allowed by signed engagement contracts for each client. Management reviews receivables periodically and reduces the carrying amount by an allowance that reflects management's best estimate of the amount that may not be collectible.

Prepaid and Other
Prepaid and other consists of expenses that are prepaid and will be charged to expense as the benefit is realized.

Due from Affiliate
Due from affiliate represents a deposit for a portion of a lease for office space for which the Company and affiliate occupy. The affiliate is named as the lessor on the lease agreement, and the amount is collectible upon the expiration of the lease or reimbursement by the affiliate.

Property and Equipment
Property and equipment consists of computer equipment and furniture and fixtures used at the Company's headquarters. The Company calculates depreciation on property and equipment using a method that approximates the straight-line method.

The major classifications of property at December 31, 2004 and 2003 are as follows:

	2004	2003
Computer equipment	$ 51,469	$ 51,469
Furniture and fixtures	23,425	23,425
Accumulated depreciation	(74,394)	(73,650)
Total property and equipment, net	$ 500	$ 1,244

Net Capital
The Company's net capital as of December 31, 2004 and 2003 was $12,120 and $31,524, respectively, computed in accordance with SEC Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers* (the "Rule"). The Company's required net capital pursuant to the Rule is $5,000.

Transaction Fees
The Company earns transaction fees from its clients in accordance with engagement contracts equal to specified percentages of debt and/or securities offerings. These fees are recognized when earned according to the terms of such engagement contracts. The Company generally earns its fees when the respective transaction closes.

Advisory Fees
The Company earns fees for services rendered in connection with providing financial advisory services to clients that are considering potential mergers, acquisitions, divestitures, financial recapitalizations, and financial restructuring opportunities. Advisory fees are recognized when earned for services rendered.

Consulting Fees Paid to Parent
In the course of providing services to its clients, the Company periodically pays consulting fees to its parent.

Effective January 1, 2000, ESSC began paying 90% to 95% or more of routine operating expenses previously incurred and paid by the Company. In return for ESSC incurring such expenses and providing professional assistance to the Company, the Company began paying consulting fees to ESSC out of the Company's revenues, when and if collected, provided that immediately following such payments, the Company's net capital level will continue to be in compliance with the Rule.

Income Taxes
The Company is included in the consolidated federal income tax return of ESSC. Pursuant to an informal tax-sharing agreement, the federal income tax provision is determined on the basis of pretax accounting income of the Company computed as if the company filed a separate federal income tax return. Any current or deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. At December 31, 2004 and 2003, the Company had a deferred tax asset for net operating loss carryforwards, which was fully reserved due to uncertainty regarding the Company's ability to generate future taxable income.

The reconciliation between income taxes at the computed statutory income tax rate of 15% for the years ended 2004 and 2003, respectively, to the Company's provision for income taxes is as follows:

	2004	2003
Income tax computed at the federal statutory rate	$ 16,793	$ 790
Reconciling items	-	-
Valuation allowance	-	-
Provision for income taxes	$ 16,793	$ 790

3. CUSTOMER PROTECTION – RESERVES AND CUSTODY SECURITIES

The Company does not hold funds or securities for customers and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to Paragraph (k)(2)(i) of such rule. Rule 15c3-3 provides for the maintenance by broker-dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customers' securities.

The Company carries no customer-regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable.

4. RELATED-PARTY TRANSACTIONS

The Company provided transaction and advisory services to certain companies in which an affiliate holds an investment. The Company recorded revenue during 2004 and 2003 of $225,000 and $235,000, respectively, as a result of these transactions.

ENERGY SPECTRUM ADVISORS INC
(A Texas Corporation)

Supplemental Schedule of Computation
of Net Capital for Brokers and
Dealers Pursuant to Rule 15c3-1
under the Securities and Exchange Act of 1934

DECEMBER 31, 2004

CRD #45880

TOTAL STOCKHOLDER'S EQUITY (from statement of financial condition)	$	122,715
Less nonallowable assets:		
Accounts receivable and due from affiliate		41,678
Property and equipment, net		500
Prepaid expenses and deposits		23,180
Tentative net capital		57,357
Less haircuts		(45,237)
Total net capital as defined by Rule 15c3-1		12,120
Minimum net capital required under Rule 15c3-1		5,000
Net capital in excess of minimum requirement (1)	$	7,120

(1) There are no material differences between the above computation and that filed by the Company on its unaudited Form X-17A-5 as of December 31, 2004; therefore, no reconciliation between the two computations is necessary

See accompanying independent auditor's report.

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

**Report of Independent Public Accountants on
Internal Control Structure Required by Rule 17a-5
of the Securities and Exchange Commission**

January 13, 2005

The Shareholder
Energy Spectrum Advisors Inc

In planning and performing our audit of the financial statements and supplemental schedule of Energy Spectrum Advisors Inc (the "Company") for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the board of governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14755 Preston Road, Suite 320
Dallas, Texas 75254
Phone 972-458-2296
Fax 972-788-4943
www.heincpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 has not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of stockholder, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Act and should not be used for any other purpose.

Hein & Associates LLP

Certified Public Accountants